Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

XEROX CORPORATION

(Under Section 805 of the Business Corporation Law)

The undersigned, Douglas H. Marshall, Assistant Secretary of Xerox Corporation (the “Corporation”), hereby CERTIFIES that:

FIRST: The name of the Corporation is “XEROX CORPORATION”. The name under which the Corporation was formed is “THE HALOID COMPANY”.

SECOND: The original certificate of incorporation of the Corporation was filed by the Department of State of the State of New York on April 18, 1906 under the name The Haloid Company (such certificate of incorporation, as amended and restated and in effect thereafter, the “Certificate of Incorporation”).

THIRD: The subject matter of this amendment by the Corporation is to effect a combination of its Common Stock, $1.00 par value (the “Common Stock”) which is to be effected by means of a one-share-for-four-shares combination of its Common Stock issued and outstanding or held in treasury and by reducing in the same proportion its authorized Common Stock from 1,750,000,000 authorized shares of Common Stock to 437,500,000 authorized shares of Common Stock. There is no impact on the par value of the Common Stock or on the number of the 600,000 authorized shares of Class B Stock of the par value of $1.00 each or on the number of the 22,043,067 authorized shares of Cumulative Preferred Stock of the par value of $1.00 each.

FOURTH: In order to give effect to the foregoing combination of the Common Stock, as of the time that this Certificate of Amendment to the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law, the first sentence of Article FOURTH of the Certificate of Incorporation is hereby replaced in its entirety with the following:

“The aggregate number of shares which the Corporation shall have the authority to issue is 437,500,000 shares of Common Stock of the par value of $1.00 each (hereinafter referred to as “Common Stock”), 600,000 shares of Class B Stock of the par value of $1.00 each (hereinafter referred to as “Class B Stock”), and 22,043,067 shares of Cumulative Preferred Stock of the par value of $1.00 each (hereinafter referred to as “Cumulative Preferred Stock”).

Every four (4) shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the time that this Certificate of Amendment of the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law shall be, effective as of the effectiveness of this Certificate of Amendment, automatically and without any action on the part of the Corporation or the respective holders thereof, combined and changed into one (1) issued, fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests described below. No fractional shares will be issued in connection with the combination of shares of Common Stock. In lieu of any fractional share which a shareholder would otherwise be entitled to receive as a result of the combination of shares of Common Stock, such shareholder will be entitled to receive a cash amount (without interest) equal to, as the Corporation shall determine, either (i) each such shareholder’s proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Corporation, from the aggregation and sale of the fractional shares by the transfer agent of the Corporation or (ii) the closing price of our Common Stock as reported on the New York Stock Exchange on the trading day immediately preceding the date that this Certificate of Amendment of the Certificate of Incorporation becomes effective, as adjusted by the ratio of one share of Common Stock for every four shares of Common Stock, multiplied by the applicable fraction of a share.

FIFTH: Immediately prior to the effectiveness of this Certificate of Amendment, the Corporation had issued 1,016,679,138 shares of Common Stock, $1.00 par value, including zero treasury shares. Immediately prior to effectiveness of this Certificate of Amendment, the number of unissued shares of Common Stock, $1.00 par value, was 733,320,862.

At the effectiveness of this Certificate of Amendment, and disregarding the elimination of fractional shares, there will be 254,169,784 issued shares of Common Stock, $1.00 par value, including zero treasury shares. At the effectiveness of this Certificate of Amendment, subject to the elimination of fractional shares, there will be 183,330,215 unissued shares of Common Stock, $1.00 par value.

SIXTH: As a result of the combination of shares of Common Stock, the stated capital of the Corporation will be reduced in proportion to the ratio of one share of Common Stock for every four shares of Common Stock, and the Corporation’s additional paid-in capital will be credited with the amount by which stated capital is reduced. The stated capital of the Corporation pursuant to the New York Business Corporation Law immediately prior to the effectiveness of this Certificate of Amendment is $1,016,679,138 and the stated capital of the Corporation pursuant to the New York Business Corporation Law at the effectiveness of this Certificate of Amendment will be $254,169,784. The par value of the Common Stock will not change as a result of the above combination of shares of Common Stock.

SEVENTH: The foregoing amendment of the Certificate of Incorporation of the Corporation was authorized by the affirmative vote of the holders of a majority of all outstanding shares of the Corporation entitled to vote thereon, at a meeting of the shareholders duly called, noticed and held on May 23, 2017, pursuant to authorization by the Board of Directors of the Corporation at a meeting duly called and held on February 24, 2017.

IN WITNESS WHEREOF, Xerox Corporation has caused this Certificate of Amendment to be signed by its authorized corporate officer this 14th day of June, 2017.

XEROX CORPORATION

By:	Douglas H. Marshall
	Name:	Douglas H. Marshall
	Title:	Assistant Secretary